EXHIBIT 12.01
Ratio of Earnings to Fixed Charges
PharmaNet Development Group, Inc.
Ratio of Earnings to Fixed Charges

UNAUDITED
	Six Months Ended
	June 30,	Year Ended December 31,
	2008	2007	2006	2005	2004	2003
EARNINGS

PRETAX (LOSS) INCOME	(4,735,853)	15,322,695	3,185,178	17,869,187	11,696,006	7,668,158
FIXED CHARGES	7,200,971	13,641,690	13,885,730	16,617,839	3,663,662	1,131,367
AMORT OF CAP INTEREST	—	—	—	—	—	—
LESS: CAP INTEREST	—	—	—	—	—	—
LESS: PREFERRED DIVIDENDS	—	—	—	—	—	—

	2,465,118	28,964,385	17,070,908	34,487,026	15,359,668	8,799,525

FIXED CHARGES

INTEREST EXPENSE	3,000,501	6,332,001	8,114,581	12,016,506	2,690,995	416,455
1/3 OF RENT	4,200,470	7,309,689	5,771,149	4,601,333	972,667	714,912
PREFERRED DIVIDENDS	—	—	—	—	—	—

	7,200,971	13,641,690	13,885,730	16,617,839	3,663,662	1,131,367

RENTAL EXPENSE	12,601,411	21,929,066	17,313,446	13,804,000	2,918,000	2,144,737

RATIO OF EARNINGS TO FIXED CHARGES	0.34	2.12	1.23	2.08	4.19	7.78